Trimble Navigation Limited

935 Stewart Drive

PO Box 3642

Sunnyvale, CA 94085-3642

408.481.8000

April 30, 2007

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trimble Navigation Limited
SEC Comment Letter dated April 4, 2007

Dear Ms. Tillan:

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated April 4, 2007 on the Company’s Form 10-K for the fiscal year ended December 29, 2006 and Form 8-K filed January 25, 2007.

Form 10-K for the Fiscal year Ended December 29, 2006

Item 8. Financial Statements and Supplementary Data, page 42

Note 2. Accounting Policies, page 46

-Inventories, page 47

1.

Consistent with Statement 4 of Chapter Four of ARB 43, you may only use standard costs if they “reasonably approximate costs computed under one of the recognized bases” of inventory accounting. If this is true, then please tell us and revise future filings to disclose this relationship by using the appropriate language. For example, if true, you could disclose that standard costs approximate actual costs determined on the first-in-first-out basis. Otherwise, you should revise your accounting to use a recognized basis of accounting for your inventory.

Response:

We supplementally advise the Staff that we use standard costs to price our inventory and that related purchase price variances are included in the determination of our inventory costs to properly reflect actual costs on a first-in, first-out basis in accordance with ARB 43. The Company will revise its disclosure in future filings beginning with its Form 10-Q for the quarter ended March 30, 2007, as follows:

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence, or impaired balances. Factors influencing these adjustments include decline in demand, technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration, and quality issues. If actual factors are less favorable than those projected by us, additional inventory write-downs may be required.

2.

In addition, it is not clear why you disclose that costs are primarily computed on a standard cost basis. Please tell us and revise future filings to disclose all the methods you use for inventory costing and more accurately define the amount of your inventory that is calculated using those methods.

Response:

We supplementally advise the Staff that we used only one method to value our inventory. (Please refer to our response to comment number 1 above). In future filings we will eliminate the word “primarily” from our disclosure.

-Goodwill, Purchased Intangible Assets and Long-Lived Assets, page 47

3.

Please tell us and revise future filings to separately disclose in more detail how you calculate impairment of goodwill, intangible assets and long-lived assets. For example, it is not clear from your current disclosure how your accounting complies with the two-step impairment test required for goodwill under paragraphs 19-22 of SFAS 142.

Response:

We evaluate goodwill for impairment in accordance with SFAS 142 and we evaluate impairment of our purchased intangibles and other long-lived assets in accordance with SFAS 144 as provided below.

We evaluate goodwill for impairment annually using information as of the end of our third fiscal quarter (and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable) using the two-step impairment test as prescribed by SFAS 142. We have tested goodwill at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, measured using a discounted cash flow approach. To date, the fair value of the reporting unit has been in excess of the carrying amount and therefore we have not needed to complete step two of the impairment test. If we were to fail step one, we would then calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in Step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, we would recognize an impairment loss equal to the difference (i.e. write goodwill down to the implied fair value of goodwill amount).

We evaluate our intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We evaluate these assets for impairment by comparing their carrying value to their fair value, measured using future undiscounted net cash flows the assets are expected to generate in accordance with SFAS 144. The amount of impairment, if any, would be measured as the difference between the carrying amount of the asset and its fair value.

The Company will revise its Significant Accounting Policies in future filings beginning with its Form 10-Q for the quarter ended March 30, 2007, to include the following disclosure:

Goodwill and Purchased Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised of distribution channels, patents, licenses, technology, acquired backlog and trademarks. Identifiable intangible assets are being amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from [ ] to [ ] years with a weighted average useful life of [ ] years. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets

The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The Company performs its annual goodwill impairment testing in the fourth fiscal quarter of each year, using information as of the end of its third fiscal quarter. Goodwill is reviewed for impairment utilizing a two-step process. First, impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment loss, if any. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

Depreciation and amortization of our intangible assets and other long-lived assets is provided using straight-line methods over their estimated useful lives. Changes in circumstances such as technological advances, changes to our business model, or changes in the capital strategy could result in the actual useful lives differing from initial estimates. In those cases where we determine that the useful life of an asset should be revised, we will depreciate the net book value in excess of the estimated residual value over its revised remaining useful life. These assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. The assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

-Stock-Based Compensation, page 49

4.

You state that you use implied volatility of market-traded options on your common stock for the expected volatility assumption input to the Black-Scholes option-pricing model for valuing rights to purchase your common stock under the employee stock purchase plan. Please tell us why you determined that implied volatility is more representative of future common stock price trends than historical volatility. Include in your response your evaluation of the factors listed in Questions 3 and 4 of SAB Topic 14.D.1.

Response:

Upon implementation of SFAS 123(R), we evaluated the guidance in SAB Topic 14.D.1 in order to determine the appropriate volatility assumptions to be used in valuing rights to purchase our common stock under our employee stock purchase plan (ESPP).  We supplementally advise the Staff that we engaged a third-party valuation specialist to assist us. They performed a volatility study to determine the most appropriate methodology to estimate volatility by considering whether to use an historical stock price volatility assumption, an implied option price volatility assumption, or some combination of historical and implied volatility.  The results of their study indicated that implied volatility was most representative of our future stock trends. Consideration was given to Questions 3 and 4 of Topic 14.D.1 as provided below.

1.	Volume of Market Activity

We considered the volume of trading for traded call and put options on our common stock. Because there is an active market for our publicly traded call and put options, we believe reliance on implied volatility is appropriate.

2.	Synchronization of the Variables

For fiscal 2006, we had two purchase periods under our ESPP that commenced on January 1, 2006 and July 3, 2006, respectively.  We used the market prices of the traded options for purposes of valuation as of the commencement date of each purchase period.  In other words, the date used to calculate the implied volatility for each period is commensurate with the date the grant price is determined for each offering period.

3.	Similarity of the Exercise Prices

The volatility calculation used both at-the-money and near-the-money contracts within each expiration to solve for the Implied Volatility Index of our stock.

4.	Similarity of Length of Terms

The majority of the volume of publicly traded options on our common stock had a remaining maturity period of six months or less. In accordance with Question 3 of SAB Topic 14.D.1, implied volatility used to measure expected volatility when traded options have remaining maturity term of six months or less must consider other relevant facts.  As the remaining maturity period of our traded options is reflective of the ESPP purchase period of approximately six months, we believe implied volatility of the trade options is appropriate in measuring expected volatility.

Further, we supplementally advise the Staff that our stock-based compensation expense for the year ended December 29, 2006 of $12.6 million was comprised of $10.8 million related to employee stock options and only $1.8 million related to rights to purchase our common stock under our ESPP. However, in future filings, we will disclose this information separately for employee stock options and ESPP in accordance with paragraph 65 of SFAS 123(R).

5.

In future filings please provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72 related to your stock option plans and employee stock purchase plan.

Response:

The Company will revise its disclosure surrounding stock-based compensation included in its Management Discussion and Analysis in future filings beginning with its Form 10-Q for the quarter ended March 30, 2007 to provide additional disclosure surrounding estimates used in the computation of stock-based compensation expense. The revised disclosure will be as follows:

Stock-based compensation

Beginning in fiscal 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including stock options and rights to purchase shares under stock participation plans, based on estimated fair values. We adopted SFAS 123(R) using the modified prospective application method, under which prior periods are not revised for comparative purposes. Prior to fiscal 2006, we applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). As a result, the Company’s financial statements for fiscal 2006 include stock-based compensation expenses that are not comparable to financial statements prior to fiscal 2006.

Stock-based compensation expense recognized in the Company’s Consolidated Statements of Income for the period includes compensation expense for awards granted prior to, but not yet vested as of December 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123 and compensation expense for awards granted subsequent to December 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The fair value of rights to purchase shares under stock participation plans was estimated using the Black-Scholes option-pricing model. For stock options granted prior to October 1, 2005, the fair value was estimated at the date of grant using the Black-Scholes option-pricing model. For stock options granted on or after October 1, 2005, the fair value is estimated on the date of grant using a binomial valuation model.

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends. In addition, the binomial model incorporates actual option-pricing behavior and changes in volatility over the option’s contractual term.

Beginning in fiscal 2006, our expected stock price volatility for stock purchase rights is based on implied volatilities of traded options on our stock and our expected stock price volatility for stock options is based on a combination of our historical stock price volatility for the period commensurate with the expected life of the stock option and the implied volatility of traded options. The use of implied volatilities was based upon the availability of actively traded options on our stock with terms similar to our awards and also upon our assessment that implied volatility is more representative of future stock price trends than historical volatility. However, because the expected life of our stock options is greater than the terms of our traded options, we used a combination of our historical stock price volatility commensurate with the expected life of our stock options and implied volatility of traded options. Prior to fiscal 2006, we used our historical stock price volatility in accordance with SFAS 123 for purposes of our pro forma information.

We estimated the expected life of the awards based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the options and purchase rights. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the awards.

We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

Because stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. In addition, valuation models, including the Black-Scholes and binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination, or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

See Note [	] to the Consolidated Financial Statements for additional information.

Note 4. Business Combinations, page 54

6.

You state that the fair value of your intangible assets acquired are based upon discounted cash flows performed by third-party experts. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the third-party expert and include its consent. Otherwise, you may revise the filing as appropriate.

Response:

If, in the future, we file a registration statement that incorporates by reference our Form 10-K for the year ended December 30, 2006, we will amend our 10-K to eliminate our reference to a third-party expert.

Note 5. Joint Ventures, page 57

7.

We also note your disclosure that “[c]ost of sales transactions also include the purchasing of products from CTCT at a higher price than Trimble’s original manufacturing costs for products sold through the Trimble distribution channel.” Please explain how you account for these costs and your consideration of paragraph 18 of APB 18. Please include sample journal entries to demonstrate your accounting for the transactions and the associated elimination entries.

Response:

We supplementally advise the Staff that for products we manufacture for sales through our distribution channel that include technology developed by CTCT we remit payment to them in consideration for the technical expertise and research and development efforts provided by CTCT to our product offering, similar to a royalty payment. This payment made by Trimble to CTCT is the same amount paid by Caterpillar to CTCT for products sold by Caterpillar. Note that CTCT does not hold inventory and there is no physical shipment of the inventory from Trimble to CTCT. Sample journal entries for Trimble are provided below for your reference. (Note that the numbers are fictitious and are being used only for illustrative purposes. Actual amounts vary by transaction.):

a)	Trimble manufactures a product which incorporates CTCT technology and sells the product to its third-party dealer for $400:

Dr. Accounts receivable	$400
Cr. Revenue	$400

b)	Trimble releases inventory manufactured by Trimble at a cost of $150 for sale to the third-party dealer:

Dr. Cost of sales	$150
Cr. Inventory	$150

c)

Because there is no royalty agreement between the CTCT joint venture and Trimble, the payment by Trimble to CTCT, in consideration for the valued added to Trimble’s product offering, is treated as a sale and repurchase of inventory between the two parties. First Trimble “sells” the product to CTCT including a mark-up ($180) and then CTCT “sells” the product back to Trimble at a further mark-up ($250) in order to charge Trimble for the CTCT technology value-add. Below are the two illustrative journal entries by Trimble:

Dr. Accounts receivable	$180
Cr. Other cost of sales	$180

Dr. Other cost of sales	$250
Cr. Accounts payable	$250

The net of these two entries by Trimble is to charge $70 to cost of sales for the payment to the CTCT joint venture in consideration for technological value added to the Trimble product offering.

As provided in the sample journal entries above, the Company records revenue only when the products are sold to Trimble’s dealer or customer. The difference between Trimble’s cost to manufacture product and the price paid to CTCT represents additional cost of sales to the Company. In accordance with paragraph 18 of APB 18, the Company then records 50% of the profit earned by CTCT on this transaction through Income (expenses) from “affiliated” operations within the non-operating income section of its Consolidated Statements of Income.

8.

Further, we note that your exclusive manufacturing agreement with CTCT ended during fiscal 2005 and, as a result, you now deem transactions with CTCT to be “arms-length” and “presented similarly to other vendor and customer relationships.” Although the agreement may have ended, it appears that you still own 50% of the joint venture. Please tell us the basis for your statements that the transactions are arms-length as discussed in paragraph 3 of SFAS 57.

Response:

We supplementally advise the Staff that our representation that transactions with CTCT are now “arms-length” was based primarily on the ending of our 3-year exclusive manufacturing relationship with CTCT in April 2005, which allowed the joint venture to pursue manufacturing relationships with other vendors.  The Company believes that its product cost would be similar if CTCT engaged another party to manufacture product, however, currently, CTCT continues to engage Trimble exclusively for its manufacturing needs. Therefore, in accordance with paragraph 3 of SFAS 57, the Company will revise its disclosure in future filings beginning with its Form 10-Q for the quarter ended March 30, 2007, to remove its statement that transactions between the Company and CTCT are “arms-length”.

9.	Please tell us why you refer to the earnings or losses from your equity ownership in CTCT as an “affiliated operation.” Please refer to the definition of affiliate in Rule1-02(b) of Regulation S-X.

Response:

We supplementally advise the Staff that the term “affiliated operation” was not intended to mean “affiliate” as defined in Rule 1-02(b) of Regulation S-X. In future filings, beginning with it Form 10-Q for the quarter ended March 30, 2007, the Company will revise its disclosures to refer to its earnings or losses from CTCT as “Income (expenses) from joint ventures”.

10.

In this regard, to help us understand the nature of the control relationship, please tell us in more detail about the rights and obligations of each of the parties under the joint venture agreement. For example, discuss voting with respect to operating and financial policies and the ability of the joint venture partners to acquire or dispose of the venture’s assets.

Response:

We supplementally provide the Staff with the key rights and obligations of Trimble and Caterpillar under the CTCT joint venture agreement as described below:

•	Trimble and Caterpillar each own a 50% interest in the CTCT joint venture, which was established as a limited liability company.
•

The CTCT joint venture agreement provides that management and control of CTCT, including all major operational and financial policy decisions, shall be owned exclusively by the CTCT board of managers, composed of two Trimble representatives, two Caterpillar representatives and one independent representative. Each manager on the CTCT board is entitled to one vote and the quorum required for the CTCT board of managers to take any action is a four-fifths majority of all managers, which must include at least the two Trimble representatives and the two Caterpillar representatives. Further, the CTCT joint venture agreement specifically states, “no member [of the CTCT board of managers] in its capacity as such shall have any part in the management or control of [CTCT] nor have the authority or right to act on behalf of [CTCT] in connection with any matter”.

•	No additional capital contributions shall be required or permitted by either Trimble or Caterpillar unless approved by the CTCT board of managers and both Trimble and Caterpillar.
•

CTCT has legal title to its property and no property of CTCT is deemed to be owned by Trimble or Caterpillar, including any intellectual property conceived by CTCT. However, in accordance with the CTCT joint venture agreement, Caterpillar may guarantee a credit line for the CTCT joint venture. If the guarantee is called, Caterpillar may exercise its right to foreclose against any intellectual property assets conceived by CTCT and Trimble would have the right, to pay Caterpillar 50% of the payment due under the guarantee in order to buy out Caterpillar’s security interest in the assets.

11.

Please tell us and in future filings disclose, consistent with paragraph 2(c) of SFAS 57, the amounts of related party transactions for each of the periods for which you present consolidated statements of income.” Please also disclose, consistent with paragraph 2(d), the amounts due to or from the joint venture as of each balance sheet date and the terms and manner of settlement.

Response:

In consideration of paragraph 2(c) SFAS 57, we disclosed related party sales and cost of sales transactions with our joint ventures as footnote (1) to the Consolidated Statements of Income in our Fiscal 2006 Form 10-K for each period presented.  The aggregate amounts disclosed in footnote (1) represent revenue and cost of sales for sales made to the CTCT joint venture for further sales through the Caterpillar distribution channel and sales made to the Nikon-Trimble joint venture for sales to third-party customers. In future filings, beginning with our Form 10-Q for the quarter ended March 30, 2007, we will revise our disclosures to include disclosures of cost of sales amounts for the sale and purchase of inventory with CTCT for sales through the Trimble distribution channel and to present the related party transactions on an individual basis.

In consideration of paragraph 2(d) SFAS 57, we disclosed the net amounts due to or from the joint ventures as of each balance sheet date in Note 5 to the Consolidated Financial Statements in our Fiscal 2006 Form 10-K.  In future filings, beginning with our Form 10-Q for the quarter ended March 30, 2007, we will revise this disclosure to include the terms and manner of settlement, which are consistent with our non-related party transactions.

Below is the revised disclosure to be included in our Form 10-Q for the quarter ended March 30, 2007.

Footnote to the Consolidated Statements of Income:

(1) Sales to related parties were $[ ] million with an associated cost of sales of $[ ] million for the three month period ended March 30, 2007. Sales to related parties were $[ ] million with an associated cost of sales of $[ ] million for the three month period ended March 31, 2006. In addition, cost of sales associated with related party net inventory purchases was $[ ] million and $[ ] million for the three month periods ended March 30, 2007 and March 31, 2006, respectively. See Note [ ] regarding joint ventures for further information about related party transactions.

Notes to the Consolidated Financial Statements:

Note [	]. Joint Ventures

Caterpillar Trimble Control Technologies Joint Venture

On April 1, 2002, Caterpillar Trimble Control Technologies LLC (“CTCT”), a joint venture formed by Trimble and Caterpillar began operations. CTCT develops advanced electronic guidance and control products for earth moving machines in the construction and mining industries. The joint venture is 50% owned by Trimble and 50% owned by Caterpillar, with equal voting rights. The joint venture is accounted for under the equity method of accounting. Under the equity method, Trimble’s share of profits and losses are included in Income from joint ventures in the non-operating income (expense), net section of the Condensed Consolidated Statements of Income. During the three month periods ended March 30, 2007 and March 31, 2006, Trimble recorded $[ ] million and $[ ] million, respectively, as its proportionate share of CTCT net income. The carrying amount of the investment in CTCT was $[ ] million at March 30, 2007 and $[ ] million at December 29, 2006, and is included in Other assets on the Condensed Consolidated Balance Sheets.

Trimble acts as a contract manufacturer for CTCT. Products are manufactured based on orders received from CTCT and are sold at direct cost plus a mark up for Trimble’s overhead costs to CTCT. Then, CTCT resells products at cost plus a mark up in consideration for CTCT’s research and development efforts to both Caterpillar and back to Trimble for sales through their respective distribution channels. Generally, Trimble sells products through its after market dealer channel, and Caterpillar sells products for factory and dealer installation. CTCT does not hold inventory in that the resale of products to Caterpillar and Trimble occur simultaneously when the products are purchased from Trimble. During the three month periods ended March 30, 2007 and March 31, 2006, Trimble recorded $[ ] million and $[ ] million of revenue and $[ ] million and $[ ] million of cost of sales for the manufacturing of products sold by Trimble to CTCT and then sold through the Caterpillar distribution channel. In addition, during the three month periods ended March 30, 2007 and March 31, 2006, Trimble recorded $[ ] million and $[ ] million in net cost of sales for the manufacturing of products sold by Trimble to CTCT and then repurchased by Trimble upon sale through Trimble’s distribution channel.

In addition, Trimble received reimbursement of employee-related costs from CTCT for Trimble employees dedicated to CTCT or performing work for CTCT totaling $[ ] million and $[ ] million for the three month periods ended March 30, 2007 and March 31, 2006, respectively. The reimbursements were offset against operating expenses.

At March 30, 2007 and December 29, 2006, Trimble had amounts due to and from CTCT. Receivables and payables to CTCT are settled individually with terms comparable to other non-related parties. The amounts due to and from CTCT are presented on a net basis on the Consolidated Balance Sheets. At March 30, 2007 and December 29, 2006, the net receivable due to Trimble from CTCT was $[ ] million and $[ ] million, respectively, and is included within Accounts receivable on the Condensed Consolidated Balance Sheets.

Nikon-Trimble Joint Venture

On March 28, 2003, Nikon-Trimble Co., Ltd (“Nikon-Trimble”), a joint venture was formed by Trimble and Nikon Corporation. The joint venture began operations in July 2003 and is 50% owned by Trimble and 50% owned by Nikon, with equal voting rights. It focuses on the design and manufacture of surveying instruments including mechanical total stations and related products.

The joint venture is accounted for under the equity method of accounting. Under the equity method, Trimble’s share of profits and losses are included in Income from joint ventures in the non-operating income (expense), net section of the Condensed Consolidated Statements of Income. During the three month periods ended March 30, 2007 and March 31, 2006, Trimble recorded $[ ] million and $[ ] million, respectively, as its proportionate share of Nikon-Trimble net income (loss). In the second quarter of fiscal 2006, Trimble began recording its proportionate share of profit or loss in the joint venture one month in arrears.  The impact of this change was not material. The carrying amount of the investment in Nikon-Trimble was $[ ] million at March 30, 2007 and $[ ] million at December 29, 2006, and is included in Other assets on the Condensed Consolidated Balance Sheets.

Nikon-Trimble is the distributor in Japan for Nikon and Trimble products. Trimble is the exclusive distributor outside of Japan for Nikon branded survey products. For products sold by Trimble to Nikon-Trimble, revenue is recognized by Trimble on a sell-through basis from Nikon-Trimble to the end customer. Profits from these inter-company sales are eliminated.

The terms and conditions of the sales of products from Trimble to Nikon-Trimble are comparable with those of the standard distribution agreements which Trimble maintains with its dealer channel and margins earned are similar to those from third party dealers. Similarly, the purchases of product by Trimble from Nikon-Trimble are made on terms comparable with the arrangements which Nikon maintained with its international distribution channel prior to the formation of the joint venture with Trimble.

At March 30, 2007 and December 29, 2006, Trimble had amounts due to and from Nikon-Trimble. Receivables and payables to Nikon-Trimble are settled individually with terms comparable to other non-related parties. The amounts due to and from Nikon-Trimble are presented on a net basis on the Consolidated Balance Sheets. At March 30, 2007 and December 29, 2006, the net payable by Trimble to Nikon-Trimble was $[ ] million and $[ ] million, respectively, and is included within Accounts payable on the Condensed Consolidated Balance Sheets.

12.	Please show us and disclose in future filings the summarized financial information required by Item 4-08(g), or tell us why you are not required to disclose this information.

Response:

We supplementally advise the Staff that the Company’s corporate joint ventures with CTCT and Nikon, both individually and in the aggregate, are deemed immaterial for purposes of disclosing summarized financial information as defined by Item 4-08(g)

of Regulation S-X. In accordance with the disclosure provisions of APB 18, we considered the significance of our equity-method investments to our financial position and results of operations in order to determine the extent of our disclosures. Our equity-method investments did not meet the definition of a “significant subsidiary” as defined by Item 1-02(w) of Regulation S-X and therefore summarized financial information was not provided.

Form 8-K dated January 25, 2007

13.	We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures. Please address the following comments related to your non-GAAP measures:

Please revise future filings to include the reconciliations required by Regulation G and Item 10(e)(1)(i)(B) of Regulations S-K for each non-GAAP financial measure presented.

Your discussion entitled “non-GAAP versus GAAP financials” is general and does not appear to address all of the measures presented here. Please revise future filings to provide the disclosures required by Regulation G and Item 10(e)(1)(i)(C) and (D) for each non-GAAP financial measure presented.

Response:

We will revise future earnings information furnished on Form 8-K to provide a tabular reconciliation of each non-GAAP measure presented and we will revise our discussion of non-GAAP measures to ensure it addresses each non-GAAP financial measure presented in the earnings release in accordance with Regulation G.

In connection with this response to the Staff’s comments, the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) the Staff's comments or change to the disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri Chief Financial Officer